NOTICE OF REDEMPTION OF
SERIES A WARRANTS
OF KINGSWAY FINANCIAL SERVICES INC.
CUSIP NO. 496904129

NOTICE IS HEREBY GIVEN to the holders of Series A common share purchase warrants (the **Series A Warrants**) of Kingsway Financial Services Inc. (**Kingsway**) that, in accordance with Section 4.3 of the Warrant Agreement dated September 16, 2013 between Kingsway and Computershare Trust Company of Canada (the **Warrant Agent**), under which the Series A Warrants were issued, Kingsway will redeem all outstanding Series A Warrants at 9:00 a.m. (Eastern time) on Thursday, September 18, 2014 (the **Redemption Date**).

Kingsway is giving this notice given that, from July 17, 2014 until August 13, 2014, inclusive, the trading price of its common shares has equaled or exceeded US$6.00 per common share on the NYSE (being a period of twenty (20) consecutive trading days).

The Series A Warrants will be redeemed at a price of US$0.25 per Series A Warrant (the **Redemption Price**) unless they are exercised between August 18, 2014 (being the date of this notice) and 5:00 p.m. (Eastern time) on September 17, 2014, in accordance with their terms.

Exercise of Series A Warrants

In the event that holders of Series A Warrants wish to exercise their warrants before the Redemption Date rather than allowing them to be automatically redeemed by Kingsway on such date, holders of Series A Warrants are referred to Section 4.2 of the Warrant Agreement dated September 16, 2013 for procedures on how to exercise their Series A Warrants.

Series A Warrants are held in both certificated and uncertificated form. As such, in order to exercise their Series A Warrants, holders may be required to complete the documentation and follow the instructions provided by their investment dealer, broker or other nominee.

Redemption of Series A Warrants

Any Series A Warrants outstanding at 9:00 a.m. (Eastern time) on the Redemption Date will be automatically redeemed at the Redemption Price. After the close of business on the Redemption Date, the Series A Warrants redeemed in accordance with this notice and the Warrant Agreement shall not be deemed to be outstanding and all rights with respect to such Series A Warrants shall cease, except the rights of the holders of such Series A Warrants to receive the Redemption Price for each warrant held on the Redemption Date. On or prior to the Redemption Date, Kingsway will deposit with the Warrant Agent an amount sufficient to pay the Redemption Price of the Series A Warrants that remain outstanding on such date.

All Series A Warrants redeemed pursuant to this notice shall be automatically cancelled by the Warrant Agent and no Series A Warrants shall be issued in substitution therefor.

Holders of Series A Warrants should consult their own advisors to determine the particular consequences to them of the exercise or redemption of the Series A Warrants.

If you have any questions regarding the above, please contact Hassan Baqar, VP Finance of Kingsway Financial Services Inc., telephone number: 1-847-700-8064.

DATED this 18th day of August, 2014.

KINGSWAY FINANCIAL SERVICES INC.